LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Bo[redacted] • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

04010123

82-3957

Ref : SEC/DS

January 30, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room ~~3094(3-6)~~ 3011 3-2
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

Dear Sir,

Sub : Performance for the Quarter ended 31st December 2003

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

Larsen & Toubro Limited: Performance For The Quarter Ended 31st December 2003

Revenues for the quarter up by 28%
Net Profit for the quarter up by 26%
E&C order booking for the quarter up by 98%

Mumbai, January 30, 2004: Larsen & Toubro Limited (L&T) has recorded Gross Sales & Service revenues of Rs. 3127 crore for the quarter ended 31.12.2003, registering an impressive increase of 28% over the corresponding quarter last year. Profit before tax and Profit after tax for the quarter at Rs. 125.57 crore and Rs 101.43 crore show an increase of 43% and 26% respectively.

The highlight of the quarter's performance is the significant growth in the Order booking and Revenues of the engineering businesses.

Cumulatively for the nine-month period ended 31st December 2003, Gross Sales & Service income at Rs. 8041 crore represent a 23% increase. Profit before tax and Profit after tax at Rs. 333.01 crore and Rs. 253.01 crore show growth of 68% and 51% respectively.

Engineering & Construction

Driven by domestic opportunities, the E&C segment reported order booking of Rs. 3711 crore for the quarter, translating into a spectacular increase of 98% on a qoq basis. With this the total order booking for the nine-month period aggregates to Rs. 8930 crore, with a growth rate of 75%.

Apart from the growth rate, the quality and complexity of the orders secured is noteworthy, helping to underscore the technical skills and leadership position of

the Company. The Construction Division of the segment secured its largest ever order worth Rs. 922 crore from National Hydroelectric Power Corporation for Civil & Structural Works for the largest Hydel Project in the country. The Heavy Engineering Division secured an order for supply of critical equipment for the first Prototype Nuclear Power Plant based on fast breeder reactor technology.

Export order booking for the quarter and for the nine-month period aggregated to Rs. 482 crore and 1748 crore respectively. The segment not only continued to win orders in the traditional businesses like Transmission Lines, Buildings and Bridges but also secured a breakthrough order in offshore gas handling sector in the Middle East, which could open large opportunities in the future.

The details of major orders secured by E&C segment during the quarter-ended 31.12.2003 are:

Domestic

	Rs. crore
❑ Civil and Structural works for 2000 MW (8 x 250 MW) Subansiri Lower Hydroelectric Project at Arunachal Pradesh for National Hydroelectric Power Corporation Ltd	922
❑ Engineering, Procurement and Construction of 388.5 MW power plant near Rajamundry, Andhra Pradesh for Vemagiri Power Generation Limited	690
❑ Manufacture and Supply of Steam Generators and Critical Vessels for Bharatiya Nabhikiya Vidyut Nigam Limited for its first Prototype 500 MWe Nuclear Power Plant based on Fast Breeder Reactor at Kalpakkam, Tamil Nadu	137
❑ Construction, civil and structural works in Leaching Plant, Chanderia package 4 & 10 for Hindustan Zinc Limited	113

Overseas

❑ Detailed engineering, procurement, construction and commissioning works for gas gathering plant at Bu Hasa, Abu Dhabi for Abu Dhabi Gas Industries Ltd (GASCO)	132
❑ Expansion and reinforcement of 33 KV network in Al Ain area, UAE for Abu Dhabi Water & Electricity Authority	127
❑ Bridge Project at Jumeirah, Dubai for Nakheel, UAE	46
❑ Construction of exhibition centre in Mauritius for Les Pallies International Conference Centre	36
❑ Supply of Lag Reactor 1& 2 for Exxon Mobil at Houston, Texas	32

E&C Revenues for the quarter rose 39% to Rs. 2086 crore compared to same period last year. For the nine-month period the Revenues amounted to Rs. 5121 crore, accounting for 63% of the Company Revenues. Of this Export Sales amounted to Rs. 790 crore.

The Order backlog position continues to be strong, with unexecuted order value of Rs.17320 crore as at 31.12.2003, of which Rs. 3222 crore is on account of export orders.

Cement

Domestic Sales quantity of Cement & Clinker during the quarter increased by 4% to 2.62 MMT and Export quantity has risen 25% to 1.20 MMT. Gross Revenues for the quarter amounted to Rs. 747 crore showing an improvement of 10% over last year and the average sales realisation sharply declined to Rs. 1142 from Rs. 1214 pmt as prices continued to be weak.

For the nine-month period, Gross Revenues increased by 7 % to Rs 2101 crore. However, reduction in average price realisation from Rs.1198 pmt to Rs 1168 pmt adversely impacted profitability. The company, however, did well to contain the operating costs in spite of the increases in costs of several inputs.

Electrical & Electronics

The Electrical & Electronics segment achieved a 16% increase in Gross Sales revenues for the quarter, from Rs. 215 crore to Rs 250 crore. The company continued to pursue initiatives to develop / improve the products and upgrade the production facilities with a view to maintaining its leadership position.

Outlook

As the execution of order backlog progresses, the E&C segment is expected to show a revenue growth of at least 25% for the year. Cement segment is expected to sustain the recent price improvement until onset of monsoon. Accordingly, profitability should see improvement during the last quarter.
